Donna's Pickle Beer Corporation (the "Company") a California

Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

Donna's Pickle Beer

As of December 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 DONNA'S PICKLE BEER 0809 - 1	0.00
1010 US Bank Business Checking	110,977.03
Total for Bank Accounts	**$110,977.03**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
1110 Pilot Receivable	970,123.56
Total for Accounts Receivable	**$970,123.56**
Other Current Assets	
1200 Inventory	$0.00
1202 Merchandise Inventory	6,179.44
Total for 1200 Inventory	**$6,179.44**
1220 Owner's Loan	0.00
1400 Prepaid Expense	
1410 Pilot Production Funding	0.00
Total for 1400 Prepaid Expense	**$0.00**
Total for Other Current Assets	**$6,179.44**
Total for Current Assets	**$1,087,280.03**
Fixed Assets	
1300 Vehicles	20,000.00
1310 Computer Equipment	2,190.81
1510 Accumulated Depreciation	-3,442.83
Total for Fixed Assets	**$18,747.98**
Total for Assets	**$1,106,028.01**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	1,629.50
2010 Pilot Payable	978,584.99
Total for Accounts Payable	**$980,214.49**
Credit Cards	
Bank of America Visa	0.00

Balance Sheet

Donna's Pickle Beer

As of December 31, 2025

	TOTAL
Total for Credit Cards	**$0.00**
Other Current Liabilities	
2100 401(k) Contributions Payable	29.16
2200 Loan Payable	7,500.00
2300 Insurance Payable	99.62
2400 Vehicle Payable	14,000.00
2500 Sales Tax Payable	173.61
2600 Accrued Interest	0.00
2700 Due to Related Party	0.00
2800 Other Current Liabilities	143.90
Total for Other Current Liabilities	**$21,946.29**
Total for Current Liabilities	**$1,002,160.78**
Long-term Liabilities	
2900 SAFE	422,000.00
Total for Long-term Liabilities	**$422,000.00**
Total for Liabilities	**$1,424,160.78**
Equity	
3000 Opening Balance Equity	0.00
3002 Common Stock	50,000.00
3010 Owner's Draw	-1,864.57
3020 Owner's Investment	187,813.36
3030 Retained Earnings	-97,754.75
Net Income	-456,326.81
Total for Equity	**-$318,132.77**
Total for Liabilities and Equity	**$1,106,028.01**

Profit and Loss

Donna's Pickle Beer

January-December, 2025

	TOTAL
Income	
4000 Beer Sales	
4040 Royalties	970,123.56
Total for 4000 Beer Sales	**$970,123.56**
4010 Merchandise Sales	25,310.64
4012 Merchandise Shipping Income	2,990.00
4020 Billable Expense Income	3,792.30
4050 Merchandise Refunds	-222.16
4060 Merchandise Discounts	-6,280.25
Total for Income	**$995,714.09**
Cost of Goods Sold	
5000 Beer COGS	921,014.90
5020 Merchandise COGS	7,000.88
Total for Cost of Goods Sold	**$928,015.78**
Gross Profit	**$67,698.31**
Expenses	
6000 Advertising	16,137.47
6010 Automobile Expense	18,152.05
6020 Bank Charges	1,200.49
6022 Merchant Fees	783.47
6040 Contract Labor	4,598.00
6050 Event Expenses	9,007.79
6060 Graphic Designer	936.68
6070 Insurance	8,045.65
6090 Janitorial Expense	25.00
6100 Legal & Professional Fees	$13,396.21
6102 Management Fees	148,315.24
Total for 6100 Legal & Professional Fees	**$161,711.45**
6110 Office Expense	121.94
6120 Software Expense	1,497.70
6130 Payroll Preparation Fees	614.00
6140 Promotional Meals	15,780.29
6150 Rent - Storage Unit	1,200.00
6160 Salaries and Wages	$89,379.73
6162 Payroll Tax Expenses	7,566.34
6164 Employee Benefits Expense	574.40
Total for 6160 Salaries and Wages	**$97,520.47**
6170 Shipping	59,723.71
6172 Storage	50.00
6180 Supplies & Materials	50,869.39
6190 Taxes & Licenses	3,280.58
6200 Telephone	2,252.64
6210 Travel	48,088.49
6212 Meals	19,547.67

Profit and Loss

Donna's Pickle Beer

January-December, 2025

	TOTAL
6240 Contributions	67.36
Total for Expenses	**$521,212.29**
Net Operating Income	**-$453,513.98**
Other Income	
8000 Interest Income	100.00
8100 Misc. Income	530.00
Total for Other Income	**$630.00**
Other Expenses	
8010 Depreciation Expense	3,442.83
Total for Other Expenses	**$3,442.83**
Net Other Income	**-$2,812.83**
Net Income	**-$456,326.81**

Statement of Cash Flows

Donna's Pickle Beer

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-456,326.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	31,170.00
1110 Pilot Receivable	-970,123.56
1202 Inventory:Merchandise Inventory	-6,179.44
1220 Owner's Loan	0.00
1410 Prepaid Expense:Pilot Production Funding	0.00
2000 Accounts Payable (A/P)	1,629.50
2010 Pilot Payable	978,584.99
2100 401(k) Contributions Payable	29.16
2200 Loan Payable	-50,000.00
2300 Insurance Payable	99.62
2400 Vehicle Payable	14,000.00
2500 Sales Tax Payable	173.61
2600 Accrued Interest	-12,160.00
2700 Due to Related Party	-8,130.00
2800 Other Current Liabilities	-1,175.10
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$22,081.22**
Net cash provided by operating activities	**-$478,408.03**
INVESTING ACTIVITIES	
1300 Vehicles	-20,000.00
1310 Computer Equipment	-2,190.81
1510 Accumulated Depreciation	3,442.83
Net cash provided by investing activities	**-$18,747.98**
FINANCING ACTIVITIES	
2900 SAFE	217,000.00
3000 Opening Balance Equity	0.00
3002 Common Stock	50,000.00
3010 Owner's Draw	-1,864.57
3020 Owner's Investment	157,284.36
3030 Retained Earnings	-17,691.00
Net cash provided by financing activities	**$404,728.79**
NET CASH INCREASE FOR PERIOD	**-$92,427.22**
Cash at beginning of period	**$203,404.25**
CASH AT END OF PERIOD	**$110,977.03**

Donna's Pickle Beer Corporation
Statement of Changes in Equity

Accounts	2025
Opening balance of stockholders' equity	(97,754.75)
Net loss	(456,326.81)
Issuance of common stock	50,000.00
Owner's investment	187,813.36
Owner's draw	(1,864.57)
Closing balance of stockholders' equity	**(318,132.77)**

Donna's Pickle Beer Corporation
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Donna's Pickle Beer Corporation (the "Company") is a corporation organized on November 8, 2022 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.